Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 of Envision Healthcare Holdings, Inc. (formerly known as CDRT Holding Corporation) filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the use of our report dated June 13, 2013 (except for Note 19, as to which the date is July 30, 2013), relating to the consolidated financial statements of Envision Healthcare Holdings, Inc. included in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-189292) and related Prospectus of Envision Healthcare Holdings, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP
Denver, Colorado
August 13, 2013